EXHIBIT 99.1

Brookfield Asset Management Announces Strong First Quarter Results

Distributable Earnings of $563 million in the First Quarter

$19 billion of Capital Raised Year to Date,
Leading Our 12 Months Capital Raised to Nearly $100 billion

BROOKFIELD, NEWS, May 10, 2023 (GLOBE NEWSWIRE) --  Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) today announced financial results for the quarter ended March 31, 2023.

“We’re off to a strong start this year. All our flagship funds are currently in the market fundraising and we have a number of new strategies that are gaining traction. We have raised $19 billion of capital year to date, increasing trailing twelve months to nearly $100 billion. We expect this will be another strong year for fundraising,” said Connor Teskey, President of Brookfield Asset Management Ltd.

He continued, “Our businesses are well positioned to grow and invest in the current market environment. Our scale and global reach, with over $825 billion of assets under management, give us unique insights and capabilities in raising capital and deploying it into attractive investments.”

Operating Results

Brookfield Asset Management Ltd.

Net income for the publicly traded entity Brookfield Asset Management Ltd. (“BAM”) totaled $125 million for the quarter. BAM owns a 25% interest in our asset management business and the remaining 75% is owned by Brookfield Corporation. In order to provide meaningful comparative information, the following discussion relates to the financial results on a 100% basis for our asset management business (“Brookfield Asset Management”).

Brookfield Asset Management1

For the periods endedMarch 31 (US$ millions, except per share amounts)	Three Months Ended		Twelve Months Ended
	2023	2022	2023	2022
Fee-Related Earnings[2]	$547	$492	$2,162	$1,924
Add back: equity-based compensation costs	19	25	94	88
Cash taxes and other income[3]	(3)	(26)	(89)	(51)
Distributable Earnings[2]	$563	$491	$2,167	$1,961

Fee-related earnings per share	$0.33	$0.30	$1.32	$1.18
Distributable earnings per share	$0.34	$0.30	$1.33	$1.20

Net income attributable to Brookfield Asset Management	$516	$348	$2,083	$1,790

See endnotes

Brookfield Asset Management’s distributable earnings were $563 million for the quarter and $2.2 billion over the last twelve months. Fee-related earnings comprise nearly 100% of distributable earnings for both the quarter and the last twelve months. Robust fundraising levels and strong capital deployment activities drove quarterly fee-related earnings to $547 million, representing an increase of 11% compared to the prior year period.

Operating Highlights

We raised nearly $100 billion of capital over the last twelve months. Fee-bearing capital was $432 billion at the end of the first quarter, an increase of approximately $14 billion during the quarter and $53 billion or 14% over the past year.

Year to date, we have raised $19 billion, $13 billion during the first quarter and $6 billion subsequent to quarter-end. We are close to final closes for our fifth flagship infrastructure fund, which currently stands at $24 billion, and our sixth flagship private equity fund, which sits at $9 billion today.

In January, we launched fundraising for our fifth flagship real estate fund (“BSREP V”), with the objective of deploying capital into a market that should provide significant opportunities to generate attractive risk-adjusted returns.

In February, we launched Brookfield Infrastructure Income Fund (“BII”), an innovative, semi-liquid infrastructure product offering private wealth investors access to Brookfield’s market leading infrastructure platform. We initially launched BII with two distribution partners and have raised over $750 million from third-party investors to date.

Subsequent to quarter-end, we launched fundraising for the second vintage of our flagship Brookfield Global Transition Fund (“BGTF II”), on the heels of a successful inaugural strategy, which raised $15 billion. With the signing of an agreement to acquire Origin Energy, Australia’s largest integrated power generator and energy retailer, we are now more than 85% invested and/or committed in the first vintage and have initiated the second vintage, which aims to be larger than the first.

The above increases in fee-bearing capital contributed to a 22% increase in fee-related earnings over the last twelve months, excluding performance fees.

Fee-related earnings were $547 million for the quarter and $2.2 billion over the last twelve months. We have $37 billion of uncalled fund commitments not currently earning fees across our strategies that will earn approximately $370 million of fees annually once deployed.

We invested $17 billion of capital during the first quarter of 2023 and made additional commitments for new investments.

We continue to source attractive investment opportunities across the business, leveraging our global reach, operational expertise and access to scale capital. Year to date, we have committed to the following marquee investments:

  Our renewable power and transition business, along with a consortium of investors, committed to acquire Origin Energy at an enterprise value of over $12 billion in a public to private transaction. The transaction enables us to deploy our full-lifecycle renewable development capabilities to decarbonize and transition a large energy market in Australia, in-line with the Brookfield Global Transition Fund’s mandate of generating attractive current yields while accelerating the global transition to net zero.
  Our infrastructure business signed an agreement to acquire Data4, a premier hyperscale data center platform in Europe, with operations in France, Italy, Spain, Poland and Germany. The transaction will require an equity investment of approximately $2.4 billion. Data4 has a backlog of contracted growth over the next five years, an existing revenue base that is 80% contracted with investment-grade hyperscalers, and enables us to expand our global data center footprint. With existing greenfield development platforms in North and South America, Australia, New Zealand, India and Korea, this expansion to Europe supports our long-term strategy to invest in the digitalization of the global economy.
  Our infrastructure business signed an agreement to acquire Triton International, the world’s largest owner and lessor of intermodal containers, for a total enterprise value of over $13 billion in a public to private transaction which requires an equity commitment of approximately $4.7 billion. Approximately 90% of Triton’s fleet is under long-term contract, which will enable us to generate an attractive risk-adjusted return, while offering a platform for growth. As a critical provider of global transport logistics, this transaction supports our long-term strategy of investing in the backbone of the global economy.

As at March 31, 2023, we had $79 billion of uncalled fund commitments.

Total investable capital includes approximately $3.2 billion of cash, financial assets and undrawn lines of credit, as well as $79 billion of uncalled fund commitments. This excludes any capital that our 75% shareholder has on its balance sheet and in its insurance operations. We currently also have no debt. We established our normal course issuer bid in January, enabling us to repurchase shares opportunistically.

Strategic Initiatives

We acquired an additional interest in the fee-related earnings of our partially owned private credit business for cash consideration of $174 million, increasing our total ownership from approximately 64% to approximately 68%.

Regular Dividend Declaration & Establishment of Dividend Reinvestment Program

The board of directors of Brookfield Asset Management Ltd. declared a quarterly dividend of $0.32 per share, payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023.

End Notes
  Reflects full period results unless otherwise noted on a 100% basis for Brookfield Asset Management, being Brookfield Asset Management ULC and its subsidiaries, including its share of the asset management activities of partly owned subsidiaries.

  See Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings on page 6 and Non-GAAP and Performance Measures section on page 8.

  Cash taxes and other income includes Brookfield Asset Management's portion of partly owned subsidiaries investment income, realized carried interest, and other income.

Brookfield Asset Management Ltd.
Statement of Financial Position

Unaudited (US$ millions)	March 31	December 31
	2023	2022
Assets
Cash and cash equivalents	$12	$1
Investments	2,374	2,378
Due from affiliates	875	782
Other assets	41	—
Total Assets	$3,302	$3,161

Liabilities
Accounts payable and other	$873	$781
Due to affiliates	100	3
Total Liabilities	973	784

Equity
Total Equity	2,329	2,377
Total Liabilities and Equity	$3,302	$3,161

Brookfield Asset Management Ltd.
Statement of Operating Results

Unaudited For the period endedMarch 31 (US$ millions, except per share amounts)	Three Months Ended
2023

Equity accounted income	$129
Compensation and other expenses	(4)
Net income	$125

Net income per share of common stock
Diluted	$0.31
Basic	0.31

Brookfield Asset Management
Statement of Financial Position

Unaudited (US$ millions)	March 31	December 31
	2023	2022
Assets
Cash and cash equivalents	$3,152	$3,545
Accounts receivable and other	564	429
Investments	6,976	6,877
Due from affiliates	2,157	2,121
Deferred income tax assets and other assets	1,124	1,115
Total assets	$13,973	$14,087

Liabilities
Accounts payable and other	$1,815	$1,842
Due to affiliates	615	811
Deferred income tax liabilities and other	1,882	1,828
	4,312	4,481
Equity
Total equity	9,661	9,606

Total liabilities, and common equity	$13,973	$14,087

Note: Reflects balances on a 100% basis for our asset management business, being Brookfield Asset Management and its subsidiaries, as well as its share of the asset management activities of partly owned subsidiaries.

Brookfield Asset Management
Statement of Operating Results

Unaudited For the periods endedMarch 31 (US$ millions, except per share amounts)	Three Months Ended
	2023	2022
Revenues
Incentive distribution and management fee revenues	$791	$671
Carried interest income net of amounts attributable to Corporation	44	—
Other revenue	131	84
Total revenues	966	755

Expenses
Compensation, operating, and general and administrative expenses	(376)	(260)
Interest expense	(2)	(42)
Total expenses	(378)	(302)
Other income, net	(22)	344
Share of income from equity accounted investments	43	68
Income before taxes	609	865
Income tax expense	(93)	(142)
Net income	$516	$723

Net income attributable to:
Brookfield Asset Management	$516	$348
Brookfield Corporation	—	375
	516	723
Net income per share
Diluted	$0.32	$0.21
Basic	$0.32	$0.21

Note: Reflects results on a 100% basis for our asset management business, being Brookfield Asset Management and its affiliates.

SELECT FINANCIAL INFORMATION

RECONCILIATION OF NET INCOME TO FEE-RELATED EARNINGS AND DISTRIBUTABLE EARNINGS

Brookfield Asset Management

Unaudited For the periods endedMarch 31 (US$ millions)	Three Months Ended
	2023	2022
Net income	$516	$723
Add or subtract the following:
Provision for taxes[1]	93	142
Depreciation, amortization and other[2]	4	3
Carried interest allocations[3]	(59)	1
Carried interest allocation compensation[3]	88	113
Other income and expenses[4]	22	(457)
Interest expense paid to related parties[4]	—	42
Interest and dividend revenue[4]	(43)	(67)
Other revenues[5]	(161)	(18)
Share of income from equity accounted investments[6]	(43)	(68)
Fee-related earnings of partly owned subsidiaries at our share[6]	56	59
Compensation costs recovered from affiliates[7]	74	—
Fee revenues from consolidated funds & Other[8]	—	19
Fee-related earnings	547	492
Cash Taxes and other Income[9]	(3)	(26)
Add back: equity-based compensation costs[10]	19	25
Distributable earnings	$563	$491
  This adjustment removes the impact of income tax provisions (benefit) on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.
  This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
  These adjustments remove unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee-Related Earnings as these items are unrealized in nature.
  These adjustments remove other income and expenses associated with non-cash fair value changes and remove interest and charges paid or received related to intercompany or related party loans.
  This adjustment adds back other revenues earned that are non-cash in nature.
  These adjustments remove our share of partly owned subsidiaries’ earnings, including items 1) to 5) above and include its share of partly owned subsidiaries’ Fee-Related Earnings.
  This item adds back compensation costs that will be born by affiliates and are non-cash in nature.
  This adjustment adds base management fees earned from funds that were historically eliminated upon consolidation.
  Represents the impact of cash taxes paid by the business and other income associated with the Company's portion of partly owned subsidiaries’ investment income, realized carried interest and other income and other items.
  This adjustment adds back equity-based compensation.

Additional Information

The Letter to Shareholders and the Supplemental Information for the three months and twelve months ended March 31, 2023, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2023, which have been prepared using US GAAP. The amounts have not been audited by BAM’s external auditor.

BAM’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access BAM’s First Quarter 2023 Results as well as the Shareholders’ Letter and Supplemental Information on its website under the Reports & Filings section at bam.brookfield.com.

To participate in the Conference Call today at 11:00 a.m. EST, please preregister at https://register.vevent.com/register/BI5b77285c4bab4be8ad686a4de19bd55b. Upon registering, you will be emailed a dial-in number, and unique PIN.

The Conference Call will also be webcast live at https://edge.media-server.com/mmc/go/bamQ1-2023. For those unable to participate in the Conference Call, the telephone replay will be archived and available until August 8, 2023, or available on our website at bam.brookfield.com.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with more than $825 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

Please note that Brookfield Asset Management Ltd.’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at bam.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (866) 989-0311 Email: jason.fooks@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial information are based on generally accepted accounting principles in the United States of America (“US GAAP”).

We make reference to Distributable Earnings (“DE”), which is referring to the sum of its fee-related earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of our asset management business for distributable earnings is net income. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use FRE and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with US GAAP. These financial measures, which include FRE and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with US GAAP. We caution readers that these non-GAAP financial measures or other financial metrics are not standardized under US GAAP and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-GAAP measures in our filings available at bam.brookfield.com.

Notice to Readers

Brookfield Asset Management Ltd. is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

In addition to historical information, this news release contains “forward-looking statements” within the meaning of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking information”). Forward-looking information may relate to our outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of our business. Particularly, information regarding future results, performance, achievements, prospects or opportunities of Brookfield Asset Management Ltd., our asset management business or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect,” “is expected,” “an opportunity exists,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might,” “will” or “will be taken,” “occur” or “be achieved.”

Our forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Several factors could cause our actual results to vary from our forward-looking statements, including, among others: our lack of independent means of generating revenue; our material assets consisting solely of our interest in Brookfield Asset Management ULC; challenges relating to maintaining our relationship with Brookfield Corporation and potential conflicts of interest; Brookfield Asset Management Ltd. being a newly formed company; our liability for our asset management business; our ability to maintain Brookfield Asset Management Ltd.’s excepted status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws; the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions; the impact on growth in fee-bearing capital of poor product development or marketing efforts; our ability to maintain our global reputation; volatility in the trading price of our class A limited voting shares; being subjected to numerous laws, rules and regulatory requirements; the potential ineffectiveness of our policies to prevent violations of applicable law; meeting our financial obligations due to our cash flow from our asset management business; foreign currency risk and exchange rate fluctuations; requirement of temporary investments and backstop commitments to support our asset management business; rising interest rates; revenues impacted by a decline in the size or pace of investments made by our managed assets; our earnings growth can vary, which may affect our dividend and the trading price of our class A limited voting shares; exposed risk due to increased amount and type of investment products in our managed assets; difficulty in maintaining our culture; political instability or changes in government; unfavorable economic conditions or changes in the industries in which we operate; catastrophic events and COVID-19; deficiencies in public company financial reporting and disclosures; ineffective management of environmental, social and governance (ESG) considerations; failure of our information and technology systems; the threat of litigation; losses not covered by insurance; inability to collect on amounts owing to us; information barriers that may give rise to conflicts and risks; risks related to our renewable power and transition, infrastructure, private equity and real estate strategies; risks relating to Canadian and United States taxation laws; and other factors described in our annual report on Form 20-F, including those set forth under Item 3.D “Risk Factors,” Item 4.B “Business Overview” and Item 5.A “Operating Results.”

We caution that the factors that may affect future results listed above are not exhaustive. The forward-looking information represents our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information contained herein, except as required by applicable securities laws.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Asset Management Ltd. in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Asset Management Ltd.’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Asset Management Ltd. believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Asset Management Ltd. makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.